Miguel J. Vega

T: 617-937-2319

mvega@cooley.com

April 20, 2015

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ji Shin

Re:	EnerNOC, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on April 10, 2015
File No. 001-33471

Dear Ms. Shin:

On behalf of EnerNOC, Inc. (“EnerNOC”), we provide the following response to the comments set forth in the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) dated April 16, 2015 relating to the above-referenced filing.

Concurrently herewith we are transmitting via EDGAR a definitive proxy statement revised in response to the Staff’s comments.

Proxy Statement

1.	We note your discussion under Reason for Stockholder Approval regarding how the proposal will benefit shareholders. Please balance your disclosure by discussing, in quantified terms, the potential negative consequences of the proposal on existing shareholders’ rights, such as significant dilution of voting rights and earnings per share, among others. See Item 11(d) of Schedule 14A.

In response to the Staff’s comment, EnerNOC has modified the disclosure under “Reasons for Stockholder Approval” to include the following disclosure:

“Following approval of the flexible settlement feature, we will have broad discretion to settle conversions of the Notes in cash, shares of our common stock, or through any combination of cash and common stock, at our election. The use of our common stock to settle conversions could cause substantial dilution to your ownership of the Company and could materially adversely impact our earnings per share (though no more dilution than would be applicable if we did not have the right to use the flexible settlement

500 Boylston Street, Boston, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400

U.S. Securities and Exchange Commission April 20, 2015 Page Two

feature and were forced to settle the conversion entirely in common stock). The use of our cash to settle conversions could materially adversely affect our liquidity. We intend to be prudent in determining the most appropriate manner to settle conversions under the Notes.”

* * * *

Additionally, as requested by the Staff, the EnerNOC has acknowledged to us, and granted us the authority to represent to the Commission on their behalf, that:

•	EnerNOC is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	EnerNOC may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me via telephone at 617-937-2319 if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ Miguel J. Vega
Miguel J. Vega For Cooley LLP

cc:	Matthew Cushing, Esq., EnerNOC, Inc.